UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Santander BanCorp

(Name of Issuer)

Common Stock, Par Value $2.50 Per Share

(Title of Class of Securities)

802809103

(CUSIP Number)

Juan Andrés Yanés

Banco Santander, S.A.

45 East 53rd Street

New York, NY 10022

(212) 350-3481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 1998

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		802809103
1.	Names of Reporting Persons. Banco Santander, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 42,252,418
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 42,252,418
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,252,418
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.		802809103
1.	Names of Reporting Persons. Administración de Bancos Latinoamericanos Santander, S.L.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 42,241,338
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 42,241,338
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,241,338
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.		802809103
1.	Names of Reporting Persons. Santander Bank & Trust Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 11,080
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 11,080
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,080
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.03%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $2.50 per share (the “Shares”), of Santander BanCorp, a Commonwealth of Puerto Rico corporation (the “Issuer”). The principal executive offices of the Issuer are located at Santander Tower, B-7 Tabonuco Street, Guaynabo, Puerto Rico 00968.

Item 2. Identity and Background

The names of the persons filing this statement (the “Reporting Persons”) are Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Santander”), and the other Reporting Persons named on the cover pages of this statement, each of which is a wholly-owned subsidiary of Santander.

The address of the principal office of Santander is Ciudad Grupo Santander, Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid, Spain. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Santander is set forth on Schedule A.

Santander is a financial group operating principally in Spain, the United Kingdom, Portugal, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products, including retail banking, global wholesale banking and asset management and insurance. At December 31, 2009, Santander had a market capitalization of €95.0 billion, shareholders’ equity of €68.7 billion and total assets of €1,110.5 billion. Santander had an additional €134.9 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2009, Santander had 49,870 employees and 5,871 branch offices in Continental Europe, 22,949 employees and 1,322 branches in the United Kingdom, 85,794 employees and 5,745 branches in Latin America, 8,847 employees and 722 branches in the United States and 1,820 employees in other geographic regions.

Except as set forth in Schedule A attached hereto, during the last five years, none of Santander and the other Reporting Persons, and to the best of Santander’s and the other Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

For information concerning the other Reporting Persons, please see the cover pages of this statement and Schedule A hereto.

Item 3. Source and Amount of Funds or Other Consideration

Prior to November 20, 1998, Banco Santander Puerto Rico (“BSPR”) was a wholly-owned subsidiary of Santander. On November 20, 1998, the common stock of BSPR was offered to the public (NYSE symbol: SBP) (the “IPO”).

The Issuer was reorganized on May 2, 2000 under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company of BSPR, its subsidiaries and certain other entities (the “Reorganization”). As a result of the Reorganization, each outstanding share of BSPR common stock was converted into one Share.

The Issuer has since its IPO in 1998 disclosed the percentage of outstanding Shares beneficially owned by Santander in its Definitive Proxy Statement on Schedule 14A and in each of its Annual Reports on Form 10-K and

Quarterly Reports on Form 10-Q. It also discloses the number of outstanding Shares beneficially owned by Santander in its Definitive Proxy Statement on Schedule 14A.

During the period between March 8, 2001 and December 31, 2005, Administración de Bancos Latinoamericanos Santander, S.L. (“ABLASA”) purchased 1,822,687 Shares. The aggregate purchase price for the Shares purchased by ABLASA was $40,470,307.65. The purchases were funded with loans from Santander to ABLASA totaling $40,423,955.91 and ABLASA’s internally generated funds.

The aggregate purchase price for the Transaction (as defined below in Item 4) will be $55,807,651, at a price of $12.69 per Share. ABLASA will obtain a loan from Santander for the entire amount of the aggregate purchase price.

Item 4. Purpose of Transaction

The purchases described in Item 3 were made for investment purposes.

On June 24, 2010, Santander filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission and commenced a cash tender offer for all of the outstanding Shares that ABLASA did not already own of the Issuer for $12.69 per Share (the “Proposed Offer”). As soon as reasonably practicable after the consummation of the Proposed Offer, Santander intends to consummate a short-form merger with the Issuer in which all remaining public stockholders of the Issuer would receive the same price per share as was paid in the Proposed Offer, without interest and less applicable withholding taxes (the “Merger” and together with the Proposed Offer, the “Transaction”).

Because Santander owns more than 90% of the Shares, Puerto Rico law provides Santander with the right to immediately acquire all of the Shares that it does not already own by means of a short-form merger without extending the Proposed Offer and without seeking shareholder approval or the approval of the board of directors of the Issuer. However, in order to offer minority stockholders who are not residents of Puerto Rico or who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee an alternative to the imposition of withholding tax pursuant to Puerto Rico law that will occur when the Santander Group merges with the Issuer through the Merger, Santander is initially offering to purchase for cash all of the Shares that it does not already own at the same price as the merger consideration to be paid in the Merger.

It is currently expected that, following the consummation of the Merger, Santander will evaluate the business and operations of the Issuer with a view to maximizing the Issuer’s potential, and Santander will take such actions as it deems appropriate under the circumstances and market conditions then existing. Santander may consider, among other things, an internal reorganization of the Issuer’s businesses, including changes to, or elimination of, the bank holding company structure of the Issuer and the merger of the Issuer’s Santander Financial division into Banco Santander Puerto Rico, spin-offs of assets, or a reorganization of the Issuer and its businesses across Santander’s United States operations. Such reorganizations may result in capital gains or losses, greater efficiencies, or changes to the regulations which the Issuer is subject to, which could increase the profitability of the Issuer. Santander intends to cause the Issuer to terminate the registration of the Shares under Section 12(g)(4) of the Act following the Merger, which will result in the suspension of the Issuer’s duty to file reports pursuant to the Act. The listing of the Shares on the New York Stock Exchange will be terminated after the completion of the Merger.

Santander does not currently have any commitment or agreement and is not currently negotiating for sales of any of the Issuer’s businesses or for the acquisition of any business or material assets. However, Santander will consider opportunities for acquisitions by the Issuer and sales of the Issuer’s businesses as they arise. Additionally, Santander does not currently contemplate any material change in the composition of the Issuer’s current management or board of directors.

Except as otherwise described herein, the Issuer has not, and Santander has not, as of the date hereof, approved any specific plans or proposals for:

•	any extraordinary corporate transaction involving the Issuer after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by the Issuer after the completion of the Merger;

•	any change in the board of directors or management of the Issuer;

•	any material change in the Issuer’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in the Company’s corporate structure or business.

Item 5. Interest in Securities of the Issuer

(a) The information set forth in Item 1, 7-11 and 13 of the cover pages of this statement is incorporated herein by reference. Except as set forth in this Item 5(a), none of the Reporting Persons and, to the best of its knowledge, any persons named in Schedule A hereto beneficially owns any Shares.

(b) The information set forth in Item 1, 7-11 and 13 of the cover pages of this statement is incorporated herein by reference.

(c) No change in beneficial ownership of the Shares covered by this Schedule 13D has occurred during the past sixty days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 and Schedule A, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Offer to Purchase, dated June 24, 2010, (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO and Schedule 13e-3 filed by ABLASA on June 24, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO SANTANDER, S.A.

June 24, 2010
Date

/s/ Víctor Gonzalo Barallat López
Signature

Víctor Gonzalo Barallat López, Authorized Signatory
(Name/Title)

ADMINISTRACIÓN DE BANCOS LATINOAMERICANOS SANTANDER, S.L.

June 24, 2010
Date

/s/ José Manuel Tejón
Signature

José Manuel Tejón, Authorized Signatory
(Name/Title)

June 24, 2010
Date

/s/ Pablo Castilla Reparaz
Signature

Pablo Castilla Reparaz, Authorized Signatory
(Name/Title)

SANTANDER BANK & TRUST LTD.

June 24, 2010
Date

/s/ Ricardo Jamilis
Signature

Ricardo Jamilis, Authorized Signatory
(Name/Title)

June 24, 2010
Date

/s/ Jose Gonzalez de Castejon
Signature

Jose Gonzalez de Castejon, Managing Director
(Name/Title)

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SANTANDER

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Santander are set forth below. If no business address is given, the director’s or officer’s business address is the address specified in Item 2 as the principal business address of Santander. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Santander. All of the directors and officers are citizens of Spain except for Assicurazioni Generali, S.p.A. (Italy), Lord Burns (United Kingdom), Antonio H. Osorio (Portugal), Mr. Adolfo Lagos (Mexico and Spain dual citizen) and Mr. Nuno Manuel Da Silva Amado (Portugal).

Name	Present Principal Occupation and Name of Employer
Directors
Emilio Botín	Chairman of the Board of Directors and of the Executive Committee

Fernando de Asúa	First Vice Chairman of the Board of Directors and Chairman of the Appointments and Remuneration Committee

Alfredo Sáenz (**)	Second Vice Chairman of the Board of Directors and Chief Executive Officer

Matías R. Inciarte	Third Vice Chairman of the Board of Directors and Chairman of the Risk Committee

Manuel Soto	Fourth Vice Chairman of the Board of Directors and Chairman of the Audit and Compliance Committee

Assicurazioni Generali, S.p.A. (*)	Not applicable (1)

Antonio Basagoiti	Director

Ana P. Botín (*)	Director and Chairwoman, Banesto

Javier Botín (*)	Director

Lord Burns (*)	Director

Guillermo de la Dehesa (*)	Director

Rodrigo Echenique	Director

Antonio Escámez	Director

Ángel Jado	Director

Francisco Luzón	Director and Executive Vice President, America

Abel Matutes (*)	Director

Juan R. Inciarte	Director and Executive Vice President, Strategy

Luis Ángel Rojo	Director

Luis Alberto Salazar-Simpson	Director

Isabel Tocino	Director

Name	Present Principal Occupation and Name of Employer
Executive Officers excluding Directors
José A. Álvarez	Executive Vice President, Financial Management and Investor Relations

Nuno Manuel Da Silva Amado (*)	Executive Vice President Santander Totta

Ignacio Benjumea	Executive Vice President, General Secretariat

Juan Manuel Cendoya	Executive Vice President, Communications, Corporate Marketing and Research

José María Espí	Executive Vice President, Risk

José María Fuster	Executive Vice President, Technology and Operations

José Luis G. Alciturri	Executive Vice President, Human Resources

Enrique G. Candelas	Executive Vice President, Santander Branch Network - Spain

Juan Guitard	Executive Vice President, Internal Auditing

Antonio H. Osorio (*)	Chief Executive Officer, Santander UK

Adolfo Lagos	Executive Vice President, Global Wholesale Banking

Jorge Maortua	Executive Vice President, Global Wholesale Banking

Javier Marín	Executive Vice President, Global Private Banking and Asset Management

Jorge Morán	Executive Vice President, Insurance and Global Direct Banking

César Ortega	Executive Vice President, General Secretariat

Javier Peralta	Executive Vice President, Risk

Jaime Pérez Renovales	Executive Vice President General Secretariat

Marcial Portela	Executive Vice President, America

Magda Salarich Fernández de Valderrama	Executive Vice President, Santander Consumer Finance

José Manuel Tejón	Executive Vice President, Financial Accounting and Control

Jesús Mª Zabalza	Executive Vice President, America

(1)	This director of Banco Santander is an insurance company and thus has no occupation.

The business address of those persons marked with (*) is as follows:

Assicurazioni Generali, S.p.A.

Piazza Duca degli Abruzzi, 2

34132 Trieste, Italy

Ana P. Botín

Avda. Gran Vía de Hortaleza, 3

28043 Madrid

Spain

Javier Botín

Plaza Manuel Gómez Moreno, 2

28020 Madrid

Spain

Lord Burns

2 Triton Square

Regent’s Place

London NW1 3AN

United Kingdom

Guillermo de la Dehesa

C/ Francisco Silvela, 106

28002 Madrid

Spain

Abel Matutes

Avda. Bartolomé Roselló, 18

07800 Ibiza

Spain

Nuno Manuel Da Silva Amado

Rua do Ouro, 88

1100 – 063 Lisbon

Portugal

Antonio H. Osorio

2 Triton Square

Regent’s Place

London NW1 3AN

United Kingdom

**	On December 18, 2009, the Barcelona Provincial Court handed down an unfavorable criminal judgment against, among others, Alfredo Saenz in his capacity as former chairman of Banesto. Mr. Sáenz had been prosecuted for allegedly causing Banesto to make a false criminal accusation of fraud and concealment of assets against a debtor in connection with a loan recovery process involving that debtor at the beginning of 1994. Mr. Sáenz has been convicted of false accusation. The judgment is not firm, and has been appealed.

DIRECTORS OF ABLASA

The name, title, present principal occupation or employment of each director of ABLASA are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with ABLASA. The business address of each director is Ciudad Grupo Santander, Avenida de Cantabria s/n. 28660 Boadilla del Monte. Madrid, Spain, unless otherwise stated. ABLASA is managed by its board of directors and has no executive officers. All of the directors are citizens of Spain.

Name	Present Principal Occupation and Name of Employer
Directors
César Ortega	Director; Executive Vice President, General Secretariat, Banco Santander, S.A.

José Manuel Tejón	Director; Executive Vice President, Financial Accounting and Control, Banco Santander, S.A.

Pablo Castilla Reparaz	Director; Deputy General Manager of the Corporate Legal Department, Banco Santander, S.A.

Victor Gonzalo Barallat	Director; Director of Financial Resources and Business Development for Latin America, Banco Santander, S.A.

José Antonio Blanco	Director

Martin Manuel Armas	Director

DIRECTORS AND EXECUTIVE OFFICERS OF SANTANDER BANK & TRUST LTD. (“SANTANDER BAHAMAS”)

The name, citizenship, title, present principal occupation or employment of each director and executive officer of Santander Bahamas are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Santander Bahamas. Unless otherwise indicated, the business address of each director and executive officer is Goodman’s Bay Corporate Centre 3rd floor, West Bay Street & Seaview Drive, Nassau, Bahamas PO BOX N-1682.

Name	Citizenship	Present Principal Occupation and Name of Employer
Directors
Gonzalo de las Heras (*)	United States	Chairman of the Board of Directors

José González de Castejón	Spain	Managing Director

Pablo Rodríguez Müller	Spain	Director and Secretary

María N. Taylor	Bahamas	Director, Head of Human Resources Department and Trust Department

Roberto Crespo Morales	United States	Director, Head of Credit Risk Department

William Wallace (*)	Bahamas	Director, Managing Partner of PKF Bahamas

Name	Citizenship	Present Principal Occupation and Name of Employer
Executive Officers excluding Directors
Ricardo Jamilis	Argentina	Chief Financial Officer

Rosemary Symonette-Parker	Bahamas	Head of Operations

Carlos Sisó	Spain	Head of Information Technology and Private Banking Back-Office Departments

The business address of those persons marked with (*) is as follows:

Gonzalo de las Heras

Banco Santander, S.A. New York Branch, 45 East 53rd Street, New York, NY 10022

William Wallace

Pannell House 44 Elizabeth Ave P.O. Box N 8335, Nassau, Bahamas